15202 Graham Street, Huntington Beach, CA 92649

December 18, 2012

Via EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Quiksilver, Inc.

Form 10-K for the Fiscal Year Ended October 31, 2011

Filed January 17, 2012

Response dated November 9, 2012

File No. 001-14229

Dear Ms. Jenkins:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated November 27, 2012 (the “SEC Comment Letter”) regarding the above-referenced filing of Quiksilver, Inc. (the “Company”). The numbered responses set forth below correspond with the comments contained in the SEC Comment Letter.

Form 10-K for the Fiscal Year Ended October 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

SEC Comment

1.	We note in your response to comment one of our letter dated October 15, 2012 that you will expand the narrative discussion of your segment analysis in future filings. We further note your discussion of segment sales and significant country sales in your response to the fourth bullet point of comment one. Please confirm to us that, to the extent applicable, your future narrative segment analysis discussions will include disclosure of any country-specific events or economic changes that materially affected your segment revenues, gross profit and/or operating income; and any country-specific trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your segment revenues, gross profit and/or operating income.

Company Response

We confirm that, to the extent applicable, our future narrative segment analysis discussions will include disclosure of any country-specific events or economic changes that materially affected our segment revenues, gross profit and/or operating income; and any country-specific trends or uncertainties that have had or that we reasonably expect will have a material favorable or unfavorable impact on our segment revenues, gross profit and/or operating income.

SEC Comment

2.	We note your response to prior comment 3. While you may provide disclosure on a constant currency basis, your disclosure must explain clearly the reasons for material fluctuations in revenue and income on a historical basis. If the reason for the decrease is due to currency fluctuations, please state that clearly. It appears, for example, that operating income from your European operations decreased materially and that such decrease does not appear to be attributable merely to currency fluctuation; therefore, please provide the draft disclosure that explains clearly the reasons for the changes in your results of operations for your European segment requested in our prior comment.

Company Response

The following draft disclosure, within the context of the operating results for our European segment for the third quarter ended July 31, 2012, illustrates the proposed type of disclosure we intend to incorporate in future filings with regard to our operating segments when material fluctuations in revenue or income occur:

Revenues

“Net revenues in our European segment declined 13% to $154 million in the third quarter of fiscal 2012 compared to $176 million in the prior year period due to foreign currency exchange rate fluctuations. In constant currency, European revenues were flat at $154 million in both years.”

Gross Profit

“Gross profit in our European segment decreased to $88 million (57.2% of net revenues) in the third quarter of fiscal 2012 from $106 million (60.5% of net revenues) in the prior year period. The $18 million decline in gross profit was largely attributable to foreign currency exchange rate fluctuations ($13 million impact) and, to a lesser extent, increased clearance sales within our wholesale channel and increased discounting within our retail channel ($5 million combined impact).”

Notes to Consolidated Financial Statements, page 48

Note 19 – Condensed Consolidating Financial Information, page 71

SEC Comment

3.	We note your response to prior comment 4 where you confirm that your guarantor subsidiaries are 100% owned. Please explain how they are 100% owned when you have a non-controlling interest balance in the guarantor column of the condensed consolidating statement of operations for each year presented and on the October 31, 2011 condensed consolidated balance sheet.

Company Response

Each of our guarantor subsidiaries is 100% owned. However, in certain cases, our guarantor subsidiaries have controlling interests in non-guarantor entities that are less than 100% owned by the respective guarantor subsidiary. The assets, liabilities, and operations of all non-guarantor entities (including those owned by guarantor subsidiaries) are reported within the non-guarantor subsidiaries column. The non-controlling interest balance in the guarantor subsidiaries column represents the minority interest in the non-guarantor entities that are less than 100% owned. These non-guarantor entities that are less than 100% owned have not been accounted for under the equity method as required by Rule 3-10 of Regulation S-X. Therefore, in future filings, we intend to account for these items under the equity method, at which point the non-controlling interest items noted by the Staff will be reclassified to the non-guarantor subsidiaries columns.

We anticipate filing our Form 10-K for the fiscal year ended October 31, 2012 on or about January 10, 2013. Please let us know if there is any additional information we can provide to assist the Staff in resolving these comments. Please feel free to call me at (714) 889-6007 or e-mail me at Richard.Shields@quiksilver.com.

Sincerely, QUIKSILVER, INC.

/s/ Richard Shields
Richard Shields Chief Financial Officer

cc:	Robert B. McKnight, Jr., Chief Executive Officer

John Archfield, Securities and Exchange Commission

Melissa Rocha, Securities and Exchange Commission

Ruairi Regan, Securities and Exchange Commission

Pam Howell, Securities and Exchange Commission

Paul Rowe, O’Neil LLP

Charles Exon, Director and Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

Michael Henry, Vice President, Worldwide Controller

3